Exhibit 99.1

PRESIDENT’S MESSAGE

We have achieved significantly improved operating results for the first three quarters of 2014 compared to the prior year. For the year to date, adjusted earnings before interest, tax, depreciation and amortization (EBITDA) of $40.8 million exceeded prior year adjusted EBITDA of $27.0 million by more than 50%, and free cash flow of negative $5.0 million was $22.3 million higher than the prior year.

Adjusted EBITDA for the third quarter was $8.0 million compared to $7.1 million for the previous quarter. Production volumes and manufacturing costs for paper were negatively impacted by a total mill outage at the Powell River mill and by our annual power boiler shuts at Powell River and Port Alberni.

We achieved our best quarter of pulp production since 2007 as we continue to reap the benefits of the debottlenecking initiatives completed on the Crofton pulp mill in the prior quarter.

We completed the sale of our interest in surplus lands in Powell River for proceeds of $3.0 million. The sale transaction was approved by the courts in 2012 when the company was undergoing financial restructuring while under creditor protection.

OPERATIONAL EXCELLENCE

Safety:

We achieved a year-over-year improvement with a lost time incident frequency of 1.03 (32% reduction) and a medical rate incident of 3.08 (21% reduction).

Productivity:

We achieved improved production of NBSK Pulp, our most profitable operating segment, of 7.5% for the quarter compared to Q3 2013 and 5.2% for the year to date compared to 2013.

Opportunities for Improvement:

Our formal program to identify, analyze and implement opportunities for operational improvement has resulted in the identification of 870 potential opportunities by employees across the organization, putting us on track to realize significant benefits under this program in 2014 and beyond.

MARKET CONDITIONS

North American demand for our paper grades and global pulp shipments continues to decline. Benchmark prices for coated and uncoated papers weakened while remaining flat for directory, newsprint and pulp compared to the prior quarter.

Recently announced capacity reduction in the North American specialty paper marketplace will take full effect by the first quarter of 2015, which is expected to partly mitigate the impact of continuing decline in domestic demand. We announced price increases of US$20 per short ton on certain of our lightweight coated products and US$40 per short ton on our soft-calendered uncoated products for implementation in the fourth quarter.

We continue to focus on growing higher value specialty paper products, expanding our lighter basis weight product offerings and improving market share in Latin America where digital substitution is less prevalent compared to North America.

OUTLOOK

Our temporary curtailment of one of three paper machines at our Powell River mill will remove approximately 6,500 tonnes of specialty paper grades from the market in the fourth quarter. We will continue to watch the markets closely and may take additional downtime to match production to our order book.

We have entered into an agreement to acquire two paper mills in eastern North America for US$74.0 million, subject to certain adjustments (the “Transaction”). This acquisition, still pending regulatory approval and subject to completion of the previously announced acquisition by Verso Paper Corp. of NewPage Holdings Inc. and other customary closing conditions, is expected to strengthen the company’s balance sheet, increase production capacity by approximately 65 percent and create synergistic opportunities in product development and customer service.

Joe Nemeth
President and Chief Executive Officer

CATALYST PAPER 2014 THIRD QUARTER REPORT │ PRESIDENT’S MESSAGE	1

MANAGEMENT’S DISCUSSION AND ANALYSIS		3

1.	OVERVIEW AND HIGHLIGHTS	5

2.	SEGMENTED RESULTS	12

3.	LIQUIDITY AND CAPITAL RESOURCES	18

4.	CONTINgenCIES	20

5.	SUMMARY OF QUARTERLY RESULTS	21

6.	NON-GAAP MEASURES	21

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	24

8.	CHANGES IN ACCOUNTING POLICIES	25

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS	25

10.	RISKS AND UNCERTAINTIES	25

11.	SENSITIVITY ANALYSIS	26

12.	OUTLOOK	26

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING	28

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2014 and September 30, 2013 and our audited annual consolidated financial statements for the year ended December 31, 2013 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 6, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as of November 4, 2014 which is the date of filing in conjunction with our press release announcing our results for the third quarter of 2014. Disclosure contained in this document is current to November 4, 2014 unless otherwise stated.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;
•	Can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:
–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
–	Our ability to successfully obtain cost savings from our cost reduction initiatives;
–	Our ability to implement business strategies and pursue opportunities;
–	Expected cost of goods sold;
–	Expected component supply costs and constraints;
–	Expected foreign exchange and tax rates.

•	While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in the MD&A. Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business;
–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;
–	Market conditions and demand for our products (including declines in advertising and circulation);
–	The implementation of trade restrictions in jurisdictions where our products are marketed;
–	Fluctuations in foreign exchange or interest rates;
–	Raw material prices (including wood fibre, chemicals and energy);
–	The effect of, or change in, environmental and other governmental regulations;
–	Uncertainty relating to labour relations;
–	The availability of qualified personnel;
–	Legal proceedings;
–	The effects of competition from domestic and foreign producers;
–	The risk of natural disaster and other factors many of which are beyond our control;
–	Uncertainty relating to the receipt of all approvals to the proposed Transaction and satisfaction of other closing conditions;
–	The ability of the company to fully integrate the assets acquired under the proposed Transaction within a reasonable transition timeframe.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	4

1.	OVERVIEW AND HIGHLIGHTS

BUSINESS OVERVIEW

We are the largest producer of mechanical printing papers in western North America. We also produce NBSK pulp which is marketed primarily in Asia. Our business is comprised of three business segments: specialty printing papers, newsprint and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) located in Crofton, Port Alberni and Powell River. Our Crofton mill includes a two-line kraft pulp operation.

More information about our business segments, product profile and our geographic sales distribution is provided on pages 6 to 7 of our 2013 Annual Report. Our production capacity by mill and product line is summarized in the following chart:

2014 Capacity by Mill Location and Product Line 1

		Specialty printing papers [1]			Newsprint [1]	Pulp [2]	Total
Mill location	Number of paper machines	Uncoated mechanical	Coated mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. [3]	2	–	–	–	349,000	355,000	704,000
Port Alberni, B.C.	2	–	224,000	116,000	–	–	340,000
Powell River, B.C.	3	469,000	–	–	–	–	469,000
Total capacity (tonnes)	7	469,000	224,000	116,000	349,000	355,000	1,513,000
% of total capacity		31%	15%	8%	23%	23%	100%

1	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 393,000 tonnes, of which 355,000 tonnes are designated as market pulp with the remainder 38,000 tonnes being consumed internally.
3	No. 1 paper machine at Crofton remains indefinitely curtailed.

THIRD QUARTER OVERVIEW

Business Overview

Operating results for the third quarter was slightly up from the second quarter due to increased pulp production and sales volumes as well as significantly lower pulp manufacturing costs. This was partly offset by higher paper manufacturing costs, reduced paper sales and declining specialty paper and pulp pricing.

A total mill outage at our Powell River mill and maintenance work on our biomass power boilers at the Powell River and Port Alberni mills pushed paper manufacturing costs higher in the quarter. Paper sales volumes and specialty paper pricing declined due to weak North American demand. Sales volumes were also impacted by the total mill outage at Powell River. We achieved our best quarter of pulp productivity since 2007 as a result of the debottlenecking work completed on the pulp mill in the second quarter.

Financial Performance

Adjusted EBITDA and adjusted EBITDA before restructuring costs was $8.0 million in Q3 compared to adjusted EBITDA and adjusted EBITDA before restructuring costs of $7.1 million in Q2. Refer to section 6, Non-GAAP measures, for additional information on specific items in the reported financial results.

We recorded a net loss of $22.5 million and a net loss before specific items of $10.8 million in Q3. This compared to a net loss of $6.3 million and a net loss before specific items of $13.6 million, respectively, in Q2. Significant specific items in Q3 included a settlement loss on a multi-employer pension plan liability related to the discontinued Snowflake mill, a foreign exchange loss on the translation of U.S. dollar denominated debt, and a gain on the sale of a mortgage receivable from PRSC Limited Partnership and interest in PRSC Land Development Ltd. Significant specific items in the prior quarter included a net loss on the settlement of debt, a foreign exchange gain on the translation of U.S. dollar denominated debt and a gain on the sale of poplar plantation land.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	5

SELECTED FINANCIAL INFORMATION

	2014				2013
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$829.4	$272.0	$283.5	$273.9	$1,051.4	$272.1	$268.8	$263.4	$247.1
Operating earnings (loss)	7.7	(3.2)	(3.9)	14.8	(87.8)	(79.5)	4.9	(12.0)	(1.2)
Depreciation and amortization	33.1	11.2	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Adjusted EBITDA [1]	40.8	8.0	7.1	25.7	46.1	19.1	16.4	(0.6)	11.2
– before restructuring costs [1]	40.8	8.0	7.1	25.7	47.3	20.2	16.4	(0.5)	11.2
Net earnings (loss) attributable to the company	(32.6)	(22.5)	(6.3)	(3.8)	(127.6)	(95.0)	5.2	(28.0)	(9.8)
– before specific items [1]	(17.9)	(10.8)	(13.6)	6.5	(31.5)	1.7	(3.5)	(18.1)	(11.6)
Adjusted EBITDA margin [1]	4.9%	2.9%	2.5%	9.4%	4.4%	7.0%	6.1%	(0.2)%	4.5%
– before restructuring costs [1]	4.9%	2.9%	2.5%	9.4%	4.5%	7.4%	6.1%	(0.2)%	4.5%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
– basic and diluted from continuing operations	$(2.25)	$(1.55)	$(0.43)	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
– basic and diluted from discontinued operations	–	–	–	–	0.21	–	–	–	0.21
– before specific items [1]	(1.23)	(0.74)	(0.94)	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)

(In thousands of tonnes)
Sales	1,040.4	348.2	356.5	335.7	1,373.3	346.5	350.6	346.6	329.6
Production	1,058.2	355.7	349.7	352.8	1,382.6	350.2	357.6	338.5	336.3

1	Refer to section 6, Non-GAAP measures.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	6

Market Overview

*	Uncoated mechanical is comprised of high-gloss and standard grades.

Overall, market conditions remained challenging in the third quarter of 2014. North American demand for our paper grades decreased from the third quarter of 2013. Demand declined for newsprint and all specialty paper grades. Reduced demand and rising inventories resulted in weaker operating rates, with benchmark prices declining for coated and uncoated paper and remaining flat for directory and newsprint in the quarter.

NBSK pulp shipments declined compared to the third quarter of 2013. Pulp benchmark prices for China remained stable in the third quarter of 2014.

Purchase of Paper Mills in Maine and Wisconsin

On October 30, 2014, we entered into an asset purchase agreement with NewPage Corporation, NewPage Wisconsin System Inc. and Rumford Paper Company to acquire the Biron paper mill located in Wisconsin and the Rumford pulp and paper mill located in Maine, USA for consideration of US$74.0 million, subject to certain adjustments (the “Transaction”). The Biron paper mill produces lightweight coated and ultra-lightweight coated paper. The Rumford pulp and paper mill produces coated specialty, coated freesheet and coated groundwood paper, as well as Kraft market pulp. Catalyst intends to finance the acquisition through a combination of advances under our asset-based loan facility (ABL Facility), the maximum amount of which is to be increased in connection with this transaction, and a US$25.0 million offering of additional PIK Toggle Senior Secured Notes due 2017 (2017 Notes) to provide additional working capital. The contemplated Transaction is still pending regulatory approval and is subject to completion of the previously announced acquisition by Verso Paper Corp. of NewPage Holdings Inc. and other customary closing conditions.

Sale of Interest in PRSC Limited Partnership and PRSC Land Development Ltd.

On August 29, 2014, we completed the sale of our interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, to the Tla’amin First Nation and City of Powell River for proceeds of $3.0 million. The PRSC Limited Partnership was a unique joint venture that was established by the three parties in 2006 to sell and redevelop lands that were surplus to Catalyst’s operations in the community. The sale transaction was approved by the courts in 2012 when Catalyst was undergoing financial restructuring while under creditor protection.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	7

Introduction of BC Hydro Power Smart Program

On July 24, 2014, the Ministry of Energy and Mines and BC Hydro introduced a new energy efficiency program aimed at reducing the power costs of mechanical pulp producers. The Power Smart program provides a funding injection of $100 million over three years with $45 million allocated to Catalyst Paper. The program is aimed at reducing the energy intensity and improving the energy efficiency of the thermal-mechanical pulping process at seven pulp facilities in British Columbia.

The Power Smart Program will benefit our three mills located in Crofton, Port Alberni and Powell River by providing funding for 75% of the capital investment required for equipment upgrades to more efficiently harness energy and reduce energy waste. The first project, already in the advanced stages of planning at our Powell River mill, will utilize waste steam to reduce our electrical load on the BC Hydro system. The project has an expected capital cost in excess of $25 million of which Power Smart funding is expected to cover 75% and will reduce annual energy cost by an estimated $5 million.

Settlement Agreement entered into with PACE Industry Union-Management Pension Fund

The company entered into a settlement agreement with the PACE Industry Union-Management Pension Fund (PIUMPF), a multi-employer pension plan which we contributed to on behalf of hourly employees at the Snowflake mill. Catalyst will, in accordance with the settlement agreement, remit three lump sum payments of US$1.0 million each, with the first payment made on July 28, 2014 and the two subsequent payments to be made on or before May 1, 2015 and May 1, 2016, respectively. In addition, we will continue to remit monthly installments of US$0.1 million in accordance with a confirmed payment schedule. In 2012, a withdrawal liability of US$11.7 million was recognized as a result of the closure of the Snowflake mill.

Changes to Board of Directors

On July 8, 2014, Pierre A. Raymond was appointed to the Board of Directors.

STRATEGY UPDATE

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base. Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 12 to 18 of our 2013 Annual Report.

2014 Key Objectives

The following is an update on our third quarter progress towards our 2014 key objectives:

Social:

•	Safety: 20% reduction in medical incidents (MIs) and lost time incidents (LTIs) vs. 2013, with the long term goal of achieving top quartile performance (MIR < 1.0)
–	LTI frequency of 1.03 in the quarter was 32% lower than the prior year and MIR of 3.08 was 21% lower than 2013.

•	Establish Catalyst as an employer of choice and develop best in class employee recruitment and retention programs
–	Len Posyniak was appointed as Senior Vice President, Human Resources and Corporate Services in the third quarter. Mr. Posyniak will oversee the development of new programs and initiatives to sustain and enhance Catalyst’s human capital.
–	In addition, several key operational and subject matter expert positions were filled. In total, about 48 new employees were hired over the course of Q3 predominantly to fill in vacancies. Catalyst continues to have success recruiting in an increasingly challenging market and to ensure that we remain competitive we completed a preliminary review of our recruitment and section practices. The company will be taking action to improve its profile in the labour market.
–	The company commenced a review to increase its investment in technical and trades training in the next fiscal year and will be taking other measures to improve development opportunities for employees.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	8

Financial:

•	Deliver cash flow positive results in 2014
–	Free cash flow for the year to date improved by $22.3 million to negative $5.0 million compared to negative $27.3 million for the prior year. Free cash flow for the quarter was negative $8.0 million.
–	Liquidity decreased by $12.8 million from the prior quarter due to the payment of annual property taxes and property insurance premiums and the cost impact of the Powell River total mill outage and the power boiler shuts at Port Alberni and Powell River.
–	Capital expenditures in the current quarter of $5.7 million were primarily invested in maintenance of business and profit adding projects.

•	Reduce interest cost and debt levels
–	Reduced debt level by US$1.4 million and annual interest by US$1.4 million by entering into Term Loan and redeeming Floating Rate Notes.
–	Reduced debt level by US$14.5 million and annual interest by US$1.6 million through repurchase of 2017 Notes.

•	Mitigate the impact of energy cost rate increases
–	The Ministry of Energy and Mines and BC Hydro have introduced a $100 million Power Smart Program after several months of open dialogue between key stakeholders.
–	We will utilize the funding available under the Power Smart Program to cover 75% of the required capital investment on projects that will improve our energy efficiency. This will partly mitigate the impact of announced energy cost rate increases.

•	Continuously reduce costs and improve productivity in all of our operations through identifying and implementing opportunities for operational improvement and efficiency, capital planning and cost reviews
–	Achieved significantly higher pulp production in the quarter as a result of two major debottlenecking initiatives on the pulp mill in June.
–	Continuing to drive a formal program to identify, analyze and implement opportunities for operational improvement. To date, more than 870 potential opportunities have been identified, and we are on track to realize significant benefits in key operating areas including productivity, energy consumption, and fibre yield.
–	Our focus on streamlining Catalyst’s organizational structure has resulted in a reduction in the annualized run-rate of selling, general and administrative costs of $3.5 million.

Commercial:

•	Expand geographic reach of Catalyst Paper into emerging world markets of Latin America and Asia
–	We added new sales volumes of Marathon Lite to accounts in South Asia and South America in 2014.

•	Continue growth of new value added paper products (Marathon Lite and Ascent as the top two priorities)
–	Growing sales orders for Ascent are supporting longer, more cost effective production runs as market momentum builds for our recently introduced number three coated product.
–	Lightweight newsprint sales continue to grow as more customers recognize benefits of reduced grammage.

•	Increase breadth of product range and solidify position as the most flexible and diverse producer and marketer of paper in the West
–	Our new Ascent coated grade continues to see solid incremental growth as a cover stock for magazines.
–	Our west coast Hemlock fibre, coupled with our filler technology as an opacity and brightness enhancer, gives us unparalleled print characteristics with all of our lighter basis weight products.

–	The ongoing shift to lighter weight paper products further optimizes our fibre usage and distribution costs while simultaneously benefiting our customers and the environment.

Environmental:

•	Work with community stakeholders to identify and implement solutions to local problems
–	Continued to participate in meetings and discussions to manage current drought conditions in the Cowichan Valley resulting in a successful avoidance of mill down time due to water shortage.
–	Working cooperatively with Halalt First Nation to develop potential joint business ventures relating to materials transportation and an energy initiative.
–	Continued to assess municipal wastewater co-treatment at our Powell River mill which will help the city avoid expensive duplication of sewerage infrastructure.
–	Re-entered a beneficial water use agreement with the town of Crofton to supply proper filtered water from the Cowichan River.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	9

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors
–	Completed testing of our paper for key contaminants for a customer.
–	Began development of scope 3 carbon accounting estimate for 2013 as required under our WWF Climate Savers agreement.

CONSOLIDATED RESULTS OF OPERATIONS

Sales

Q3 2014 vs. Q2 2014

Sales revenues decreased by 4.1% as a result of lower transaction prices for all specialty paper grades and pulp, reduced sales volumes for newsprint and uncoated paper, and the negative impact of a stronger Canadian dollar, partially offset by higher average transaction prices for newsprint and increased sales volumes for directory, lightweight coated and pulp.

Q3 2014 vs. Q3 2013

Sales revenues increased by 1.2% as a result of the positive impact of a weaker Canadian dollar, increased sales volumes for newsprint, lightweight coated and pulp, and higher average transaction prices for pulp, partially offset by lower transaction prices for all paper grades and lower sales volumes for directory and uncoated mechanical paper.

2014 YTD vs. 2013 YTD

Sales revenues increased by 6.4% as a result of the positive impact of a weaker Canadian dollar, increased sales volumes for newsprint and pulp, and higher average transaction prices for pulp, partially offset by lower transaction prices for all paper grades and lower sales volumes for all specialty paper grades.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	10

Adjusted EBITDA and adjusted EBITDA before Restructuring Costs

The following table provides variances between periods for adjusted EBITDA and adjusted EBITDA before restructuring costs:

(In millions of Canadian dollars)	Q2 2014	Q3 2013	2013 YTD
Adjusted EBITDA in comparative period [1]	$7.1	$16.4	$27.0
Restructuring costs	–	–	0.1
Adjusted EBITDA before restructuring costs in comparative period [1]	7.1	16.4	27.1
Paper prices	(1.0)	(4.7)	(15.9)
Pulp prices	(3.9)	2.3	15.6
Impact of Canadian dollar	0.4	8.6	35.3
Volume and mix	3.5	(0.3)	10.5
Furnish mix and costs	(2.0)	(4.4)	(13.8)
Power and fuel costs	2.3	(2.0)	(7.7)
Labour costs	3.2	(1.4)	(4.7)
Maintenance costs	(2.9)	(4.2)	3.3
Selling, general and administrative	1.3	1.7	3.3
Lower of cost or market impact on inventory, net of inventory change	1.7	(1.5)	(1.4)
De-recognition of interest in PREI	–	–	(4.3)
Power generation	–	(0.3)	0.7
Other, net	(1.7)	(2.2)	(7.2)
Adjusted EBITDA before restructuring costs in Q3 2014 [1]	8.0	8.0	40.8
Restructuring costs	–	–	–
Adjusted EBITDA in Q3 and YTD 2014 [1]	$8.0	$8.0	$40.8

1	Refer to section 6, Non-GAAP measures.

Operating Earnings (Loss)

Q3 2014 vs. Q2 2014

Operating earnings increased by $0.7 million due to higher adjusted EBITDA of $0.9 million partially offset by higher depreciation and amortization expense of $0.2 million.

Q3 2014 vs. Q3 2013

Operating earnings decreased by $8.1 million due to lower adjusted EBITDA of $8.4 million partially offset by lower depreciation and amortization expense of $0.3 million.

2014 YTD vs. 2013 YTD

Operating earnings increased by $16.0 million due to higher adjusted EBITDA of $13.8 million and lower depreciation and amortization expense of $2.2 million.

Net Earnings (Loss) Attributable to the Company

Q3 2014 vs. Q2 2014

Net earnings attributable to the company decreased by $16.2 million primarily due to an after-tax settlement loss on the PIUMPF pension liability of $1.2 million, and an after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $12.6 million compared to an after-tax gain of $8.9 million in the prior quarter, partially offset by an after-tax gain on the sale of our PRSC interest and related mortgage of $2.1 million, higher after-tax operating earnings of $0.6 million, and a net loss after tax on the settlement of debt in the prior quarter of $1.9 million.

Q3 2014 vs. Q3 2013

Net earnings attributable to the company decreased by $27.7 million primarily due to lower after-tax operating earnings of $8.2 million, an after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $12.6 million compared to an after-tax gain of $6.1 million in Q3 2013, an after-tax settlement loss on the PIUMPF pension liability of $1.2 million, and an after-tax settlement gain on a special pension portability election in Q3 2013 of $2.6 million, partially offset by an after-tax gain on the sale of our PRSC interest and related mortgage of $2.1 million.

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2014 YTD vs. 2013 YTD

Net earnings attributable to the company remained flat primarily due to higher after-tax operating earnings of $15.9 million and an after-tax gain on the sale of our PRSC interest and related mortgage of $2.1 million, offset by a higher after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $5.5 million, an after-tax settlement loss on the PIUMPF pension liability of $1.2 million, and after-tax gains in 2013 on the sale of the Snowflake mill of $4.1 million, our interest in Powell River Energy of $5.3 million, and the Elk Falls site of $2.1 million.

2.	SEGMENTED RESULTS

SPECIALTY PRINTING PAPERS

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2014 [2]	2013 [2]	Change	2014 [2]	2013 [2]	Change
Sales	$145.5	$164.6	$(19.1)	$457.2	$475.3	$(18.1)
Operating earnings (loss)	(16.2)	(3.4)	(12.8)	(27.1)	(17.0)	(10.1)
Depreciation and amortization	8.8	9.9	(1.1)	26.4	30.4	(4.0)
Adjusted EBITDA [1]	(7.4)	6.5	(13.9)	(0.7)	13.4	(14.1)
– before restructuring costs [1]	(7.4)	6.5	(13.9)	(0.7)	13.4	(14.1)
Adjusted EBITDA margin [1]	(5.1)%	3.9%	(9.0)%	(0.2)%	2.8%	(3.0)%
– before restructuring costs [1]	(5.1)%	3.9%	(9.0)%	(0.2)%	2.8%	(3.0)%

(In thousands of tonnes)
Sales	171.1	197.4	(26.3)	531.9	573.2	(41.3)
Production	169.0	197.4	(28.4)	539.4	577.8	(38.4)

1	Refer to section 6, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the nine months ended September 30, 2014.

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Segment Overview

North American demand for lightweight coated decreased by 7.3% from the third quarter of 2013 due to reduced advertising pages in magazines and a decrease in catalogues being mailed out. Demand for uncoated mechanical decreased by 7.8% from Q3 2013. Inventory levels rose for uncoated paper while tightening for lightweight coated. The average benchmark prices for lightweight coated decreased 1.3% to US$790 per short ton, and for soft-calendered A grade (SC-A) decreased 1.3% to US$770 per short ton compared to the previous quarter. We announced price increases for lightweight coated of US$20 per short ton on Pacificote, Electracote and Electracote Brite, effective November 1, 2014, and for SC-A of US$40 per short ton on Electracal and Electraprime, effective December 1, 2014.

North American directory demand fell 17.3% in Q3 compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average Q3 directory benchmark price remained flat at US$730 per short ton compared to the previous quarter. Operating rates for directory paper remain strong despite declining demand due to continued capacity reduction in the directory marketplace.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q3 2014 vs. Q3 2013

•	Sales volume decreased by 26,300 tonnes reflecting lower sales volumes for directory and uncoated mechanical, partially offset by higher sales volumes for lightweight coated. Sales of uncoated paper decreased partly due to the production impact of a total mill outage in the quarter.

•	Average sales revenue increased $16 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices for all specialty paper grades.

•	Average delivered cash costs increased $92 per tonne due to increased cost of maintenance, labour, distribution, fibre, coating, electric power and steam fuel. The Powell River total mill outage and maintenance on our biomass boilers at Powell River and Port Alberni pushed maintenance, labour and natural gas costs higher.

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2014 YTD vs. 2013 YTD

•	Sales volume decreased by 41,300 tonnes due to lower sales volumes for all specialty paper grades.

•	Average sales revenue increased $30 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices for all specialty paper grades.

•	Average delivered cash costs increased $55 per tonne due primarily to higher distribution, fibre, kraft, chemicals, electric power and steam fuel costs.

Newsprint

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2014 [2]	2013 [2]	Change	2014 [2]	2013 [2]	Change
Sales	$55.6	$44.3	$11.3	$173.4	$140.3	$33.1
Operating earnings (loss)	0.1	1.4	(1.3)	4.9	4.0	0.9
Depreciation and amortization	1.8	1.1	0.7	4.9	3.7	1.2
Adjusted EBITDA [1]	1.9	2.5	(0.6)	9.8	7.7	2.1
– before restructuring costs [1]	1.9	2.5	(0.6)	9.8	7.8	2.0
Adjusted EBITDA margin [1]	3.4%	5.6%	(2.2)%	5.7%	5.5%	0.2%
– before restructuring costs [1]	3.4%	5.6%	(2.2)%	5.7%	5.6%	0.1%

(In thousands of tonnes)
Sales	82.1	66.1	16.0	252.9	208.0	44.9
Production	89.8	70.1	19.7	262.0	210.5	51.5
1	Refer to section 6, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the nine months ended September 30, 2014.

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Segment Overview

Total North American demand for newsprint was down 9.7% in Q3 year-over-year in part due to lower newspaper print advertising and declining circulation. Inventory levels remained flat and the average Q3 North American newsprint benchmark price remained flat at US$605 per tonne compared to Q2 2014.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*	Although C1 remains indefinitely curtailed, it is not included in our 2014 capacity table.
**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q3 2014 vs. Q3 2013

•	Sales volume increased by 16,000 tonnes due to increased newsprint production to offset lower directory production.

•	Average sales revenue increased $6 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices in the quarter.

•	Average delivered cash costs increased $21 per tonne due primarily to increased distribution, electric power, and labour costs, partly offset by increased production in the quarter.

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2014 YTD vs. 2013 YTD

•	Sales volume increased by 44,900 tonnes primarily due to increased newsprint production to offset lower directory production.

•	Average sales revenue increased $11 per tonne due to the positive impact of a weaker Canadian dollar, partly offset by lower average transaction prices.

•	Average delivered cash costs increased $9 per tonne due primarily to higher distribution and electric power costs, partly offset by increased production.

Pulp

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2014 [2]	2013 [2]	Change	2014 [2]	2013 [2]	Change
Sales	$70.9	$59.9	$11.0	$198.8	$163.7	$35.1
Operating earnings (loss)	12.9	6.9	6.0	29.9	4.7	25.2
Depreciation and amortization	0.6	0.5	0.1	1.8	1.2	0.6
Adjusted EBITDA [1]	13.5	7.4	6.1	31.7	5.9	25.8
– before restructuring costs [1]	13.5	7.4	6.1	31.7	5.9	25.8
Adjusted EBITDA margin [1]	19.0%	12.4%	6.6%	15.9%	3.6%	12.3%
– before restructuring costs [1]	19.0%	12.4%	6.6%	15.9%	3.6%	12.3%

(In thousands of tonnes)
Sales	95.0	87.1	7.9	255.6	245.6	10.0
Production	96.9	90.1	6.8	256.8	244.1	12.7
1	Refer to section 6, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the nine months ended September 30, 2014.

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Segment Overview

Global NBSK demand declined by 4.2% compared to the third quarter of 2013. The average NBSK benchmark pulp price for China remained stable for the quarter with a slight decrease of 0.3% to US$728 per tonne.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q3 2014 vs. Q3 2013

•	Sales volume increased by 7,900 tonnes compared to the same quarter last year reflecting improved productivity due to two debottlenecking initiatives completed in the second quarter.

•	Average sales revenue increased $60 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased by $2 per tonne due to increased fibre costs, partly offset by improved productivity in the quarter.

2014 YTD vs. 2013 YTD

•	Sales volume increased by 10,000 tonnes compared to the prior year.

•	Average sales revenue increased by $112 per tonne due to higher average transaction prices and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased by $12 per tonne due to higher fibre and steam fuel costs, partly offset by increased production.

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3.	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2014	2013	Change	2014	2013	Change
Cash flows provided (used) by operations before changes in non-cash working capital	$(2.5)	$6.1	$(8.6)	$8.2	$(4.6)	$12.8
Changes in non-cash working capital	(6.3)	(19.1)	12.8	9.8	(6.6)	16.4
Cash flows provided (used) by:
Operations	(8.8)	(13.0)	4.2	18.0	(11.2)	29.2
Investing activities	(1.9)	(0.7)	(1.2)	(10.1)	35.4	(45.5)
Financing activities	11.6	11.5	0.1	(10.9)	(28.9)	18.0
Capital spending	5.7	5.3	0.4	13.5	19.7	(6.2)
Depreciation and amortization	11.2	11.5	(0.3)	33.1	35.3	(2.2)
Capital spending as % of depreciation and amortization	51%	46%	5%	41%	56%	(15)%
Net debt to net capitalization at September 30[1]	107%	74%	33%	107%	74%	33%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Refer to page 32 to 33 of our 2013 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Operating Activities

Cash flows from operating activities increased by $4.2 million in Q3 from the same quarter in the previous year, primarily due to the favourable change in non-cash working capital being $12.8 million lower in the current quarter than Q3 2013, partly offset by a decrease in adjusted EBITDA of $8.4 million.

Investing Activities

Cash used by investing activities increased by $1.2 million largely due to a decrease in proceeds from the sale of non-core assets of $1.0 million and increased capital additions of $0.4 million.

Financing Activities

Cash provided by financing activities increased by $0.1 million due to a net draw on our ABL Facility of $12.2 million in the quarter compared to a net draw of $11.8 million in Q3 2013.

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Capital Resources

Availability on the ABL Facility and total liquidity is summarized in the following table:

	2014			2013
(In millions of Canadian dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base	$ 139.9 [1]	$141.3	$148.2	$140.4	$145.8	$138.7	$133.5
Letters of credit	(18.6)	(18.5)	(18.6)	(19.3)	(19.8)	(19.8)	(22.1)
Amount drawn, net	(20.0)	(7.8)	(1.3)	(10.6)	(11.8)	–	(4.7)
Availability [2]	101.3	115.0	128.3	110.5	114.2	118.9	106.7
Cash on hand	9.1	8.2	9.9	12.1	13.8	16.0	14.1
Restricted cash	-	-	22.5	–	–	–	20.0
Total liquidity	$110.4	$123.2	$160.7	$122.6	$128.0	$134.9	$140.8

1	Borrowing base is reduced by reserves of $1.3 million for pension, $2.0 million for creditor insurance deductibles, $2.0 million for landlord waivers, $1.6 million for employee source deductions, $0.3 million related to WorkSafeBC and $0.4 million related to mark-to-market exposure on our foreign currency revenue hedges.
2	Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three and nine months ended September 30, 2014 in note 11, Long-term debt.

Our total liquidity decreased by $17.6 million from the same quarter last year primarily due to the payment of annual property taxes of $12.1 million, a payment of US$1.0 million on the PIUMPF pension liability, annual renewal of property insurance for $3.4 million, and the incremental maintenance and labour cost related to Powell River’s total mill outage and the power boiler shuts at Powell River and Port Alberni, partially offset by $3.0 million proceeds received from the sale of of our PRSC interest and related mortgage. Liquidity decreased by $12.8 million compared to the previous quarter reflecting an increase to the net draw on the ABL Facility.

At November 4, 2014, the company had 14,527,571 common shares issued and outstanding. Our common shares have no par value and an unlimited number of shares are authorized for future issuance.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2013 note 27, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 26, Fair value measurement, of those statements. Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2013.

At September 30, 2014 the company had foreign currency options and forward contracts with a notional principal of US$90.0 million with major financial institutions. At the period-end exchange rates, these instruments were reported at their fair value of negative $1.0 million. At September 30, 2014, commodity swap agreements with a negligible fair value were outstanding to fix the sales price of 2,000 metric tonnes of NBSK pulp within the next seven months. At September 30, 2014, commodity options are outstanding to fix the sales price of 302,000 Gigajoules of natural gas within the next six months. These contracts are reported at their fair value which was $nil at September 30, 2014.

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The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2014			2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.918	0.917	0.906	0.953	0.963	0.977	0.992
Average effective rate included in adjusted EBITDA	0.918	0.917	0.906	0.953	0.963	0.977	0.992
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses [1]	0.007	(0.003)	(0.001)	–	–	–	–
Foreign exchange gain on working capital balances, included in other expenses [2]	(0.012)	(0.010)	(0.005)	(0.011)	–	(0.011)	(0.005)
Average effective rate in net earnings before income taxes [3]	0.913	0.924	0.900	0.942	0.963	0.966	0.987

(In millions of Canadian dollars)
1 Favourable/(unfavourable) impact of derivatives included in other expenses	$(1.7)	$0.6	$0.2	$–	$–	$–	$–
2 Foreign exchange gain/(loss) on working capital balances included in other expenses	2.8	(2.3)	1.2	2.5	–	2.2	0.8
3 Excludes foreign exchange gain/(loss) on long term debt and $US interest expense

4.	CONTINgenCIES

Catalyst Paper filed a Notice of Civil Claim of $30.0 million in the Supreme Court of British Columbia against NS Industries Limited and its parent, Norske Skogindustrier ASA of Norway for the partial refund of the purchase price paid by Catalyst Paper, including interest, for companies purchased under an agreement entered into in 1997.

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5.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2014:

	2014			2013				2012
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales [2]	$272.0	$283.5	$273.9	$272.1	$268.8	$263.4	$247.1	$260.5
Adjusted EBITDA [1,2]	8.0	7.1	25.7	19.1	16.4	(0.6)	11.2	7.2
Net earnings (loss) attributable to the company	(22.5)	(6.3)	(3.8)	(95.0)	5.2	(28.0)	(9.8)	(35.2)
Net earnings (loss) per share attributable to the company’s common shareholders
– basic and diluted from continuing operations	$(1.55)	$(0.43)	$(0.26)	$(6.55)	$0.36	$(1.93)	$(0.89)	$(1.55)
– basic and diluted from discontinued operations	–	–	–	–	–	–	0.21	(0.89)

1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2014.

Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q3 2014 results compared to Q2 2014.

6.	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before restructuring costs, adjusted EBITDA margin, adjusted EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items that do not arise from the company’s day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt; gain or loss on cancellation of long-term debt; asset-impairment and other closure costs; restructuring costs; unusual non-recurring items; and certain income tax adjustments.

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ADjusted EBITDA and adjusted EBITDA before restructuring costs

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. Adjusted EBITDA margin and adjusted EBITDA margin before restructuring costs are defined as adjusted EBITDA and adjusted EBITDA before restructuring costs as a percentage of sales.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items. These measures are provided to improve comparability between periods by eliminating the impact of financing (interest) and accounting (depreciation) items on our results.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	2014				2013
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(32.6)	$(22.5)	$(6.3)	$(3.8)	$(127.6)	$(95.0)	$5.2	$(28.0)	$(9.8)
Net earnings (loss) attributable to non-controlling interest	–	–	–	–	0.3	–	–	–	0.3
Net earnings (loss)	(32.6)	(22.5)	(6.3)	(3.8)	(127.3)	(95.0)	5.2	(28.0)	(9.5)
Depreciation and amortization [1]	33.1	11.2	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Impairment	–	–	–	–	86.9	86.9	–	–	–
Foreign exchange (gain) loss on long-term debt [1]	14.9	12.6	(8.9)	11.2	18.8	9.4	(6.1)	9.6	5.9
Other (income) expense [1]	(1.2)	(2.3)	3.2	(2.1)	(14.9)	(3.0)	(2.8)	(2.3)	(6.8)
Interest expense, net [1]	26.5	8.9	8.1	9.5	37.4	9.1	8.5	8.7	11.1
Income tax expense (recovery) [1]	0.1	0.1	–	–	0.1	–	0.1	–	–
Reorganization items, net [1]	–	–	–	–	1.2	–	–	–	1.2
Earnings from discontinued operations, net of tax	–	–	–	–	(3.1)	–	–	–	(3.1)
Adjusted EBITDA	40.8	8.0	7.1	25.7	46.1	19.1	16.4	(0.6)	11.2
Restructuring costs
Specialty printing papers	–	–	–	–	0.6	0.6	–	–	–
Newsprint	–	–	–	–	0.4	0.3	–	0.1	–
Pulp	–	–	–	–	0.2	0.2	–	–	–
Total restructuring costs	–	–	–	–	1.2	1.1	–	0.1	–
Adjusted EBITDA before restructuring costs	$40.8	$8.0	$7.1	$25.7	$47.3	$20.2	$16.4	$(0.5)	$11.2

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2014.

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Net Earnings (Loss) Attributable to the Company Before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	2014				2013
(In millions of Canadian dollars and after-taxes, except where otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(32.6)	$(22.5)	$(6.3)	$(3.8)	$(127.6)	$(95.0)	$5.2	$(28.0)	$(9.8)
Specific items:
Foreign exchange loss (gain) on long-term debt	14.9	12.6	(8.9)	11.2	18.8	9.4	(6.1)	9.6	5.9
Settlement loss on PIUMPF pension liability	1.2	1.2	–	–	–	–	–	–	–
Settlement gain on special pension portability election	–	–	–	–	(2.6)	–	(2.6)	–	–
Impairment and other closure costs	–	–	–	–	87.1	86.9	–	–	0.2
Restructuring costs [1]	–	–	–	–	1.6	1.1	–	0.1	0.4
Reorganization items, net	–	–	–	–	1.1	–	–	–	1.1
Loss (gain) on settlement of debt	1.0	–	1.9	(0.9)	2.3	–	–	2.3	–
Net gain on sale of non-core assets	(2.4)	(2.1)	(0.3)	–	(12.2)	(0.7)	–	(2.1)	(9.4)
Net earnings (loss) attributable to the company before specific items	$(17.9)	$(10.8)	$(13.6)	$6.5	$(31.5)	$1.7	$(3.5)	$(18.1)	$(11.6)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported (continuing operations)	$(2.25)	$(1.55)	$(0.43)	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
Before specific items	(1.23)	(0.74)	(0.94)	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)

1	Included in discontinued operations, net of tax in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2014.

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Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities:

	2014				2013
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$18.0	$(8.8)	$3.1	$23.7	$(7.5)	$3.7	$(13.0)	$3.0	$(1.2)
Cash provided (used) by investing activities	(10.1)	(1.9)	17.6	(25.8)	31.4	(4.0)	(0.7)	19.7	16.4
Proceeds from the sale of property, plant and equipment and other assets	(4.6)	(4.2)	(0.4)	–	(52.2)	(0.3)	(5.0)	(8.6)	(38.3)
Other investing activities	1.2	0.4	0.6	0.2	0.5	0.6	0.6	0.5	(1.2)
Non-cash working capital changes except change in taxes and interest	(2.9)	13.8	(16.8)	0.1	8.6	1.3	26.1	(18.6)	(0.2)
Other	(6.6)	(7.3)	(12.7)	13.4	(2.2)	4.6	(7.2)	(15.3)	15.7
Free cash flow	$(5.0)	$(8.0)	$(8.6)	$11.6	$(21.4)	$5.9	$0.8	$(19.3)	$(8.8)

Management’s Calculation of Free Cash Flow:

	2014				2013
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$40.8	$8.0	$7.1	$25.7	$46.1	$19.1	$16.4	$(0.6)	$11.2
Interest expense, excluding amortization	(25.4)	(8.6)	(7.7)	(9.1)	(35.5)	(8.7)	(8.0)	(8.2)	(10.6)
Capital expenditures	(13.5)	(5.7)	(4.7)	(3.1)	(23.4)	(3.7)	(5.3)	(8.5)	(5.9)
Reorganization costs	–	–	–	–	(0.6)	–	–	–	(0.6)
Employee future benefits, expense under cash contributions [1]	(6.9)	(1.7)	(3.3)	(1.9)	(7.0)	(0.8)	(2.3)	(2.0)	(1.9)
Net operating cash flow from discontinued operations	–	–	–	–	(1.0)	–	–	–	(1.0)
Free cash flow	$(5.0)	$(8.0)	$(8.6)	$11.6	$(21.4)	$5.9	$0.8	$(19.3)	$(8.8)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information. The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 40 to 44 of the company's 2013 Annual Report.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	24

8.	CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements issued by the FASB that impacted our consolidated financial statements in Q3 2014.

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

10.	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship between risks and our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found in our 2013 Annual Report and interim Management Discussion & Analysis for the three quarters of 2014.

The following update to risks and uncertainties under the heading “We are subject to significant environmental regulation” in our 2013 Annual Report is noted below:

We are subject to significant environmental regulation

Pulp and paper mills use significant amounts of water in their manufacturing operations. Our Crofton mill is reliant on the company’s water storage infrastructure at Lake Cowichan. Record low levels of winter snow pack and a dry spring resulted in unusually low lake levels in the summer causing concern of potential water shortage. The mill worked cooperatively with all stakeholders to reduce discharge from the lake to the river and also its own consumption of water. Fall rains have now arrived and risk is over. For future years, the regulators are going to adjust the discharge protocol to protect the storage volumes in the lake in the spring so this event cannot recur.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	25

11.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on pages 52 to 53 of our 2013 Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	Adjusted EBITDA[1]	Net Earnings[2]	Earnings per Share
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$7	$6	$0.38
Newsprint	4	3	0.18
Pulp	4	3	0.18
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	7	6	0.38
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.06
Electricity – direct purchases	7	6	0.38
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.12
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (Bdt)	9	7	0.48

1	Refer to section 6, Non-GAAP measures.
2	Based on an expected tax rate of 26%.
3	Based on annualized sales of Q3 2014 and foreign exchange rate of US$0.92.
4	Based on Q3 2014 annualized net cash flows and a movement to US$0.93 from US$0.92 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q3 2014 annualized consumption levels and an exchange rate of US$0.92.

12.	OUTLOOK

Economy

Economic growth expected to continue for the United States for the balance of 2014. Continued volatility of the Canadian dollar may significantly impact our operating and net earnings, cash flow and liquidity.

Markets

Specialty printing paper markets are expected to remain challenging in 2014 with the continued migration to electronic media. We expect the decline in demand for coated and uncoated mechanical to continue for the remainder of the year, tempered by recently announced capacity reduction in the North American coated marketplace which is expected to take full effect by the first quarter of 2015. Demand for directory paper will continue to decline due to paper conservation moves by publishers and migration to electronic media.

While newsprint demand is expected to contract further due to declining circulation, page count reductions and other conservation measures by publishers, the North American market is expected to remain stable due to pending newsprint machine conversions.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	26

For NBSK pulp, global inventories continue to be low which may put upward pressure on future pulp pricing. However, China’s seasonally low demand and tight monetary policy are expected to negatively impact the softwood pulp market. We therefore expect that softwood pulp will continue to trade in a narrow range for the balance of the year.

Operations

Fourth quarter earnings will be impacted by planned maintenance work, including a limited maintenance shut on Crofton’s recovery boiler and batch digester and a maintenance outage on the power boilers at Crofton, with an estimated cost of $5.4 million and a production impact of 1,600 tonnes. To match production with domestic market demand we temporarily curtailed paper machine 9 at our Powell River mill. The machine was idled on October 31st for three weeks whereby 6,500 tonnes of specialty paper grades were removed from the market. Additional downtime may be taken later in the quarter depending on market demands.

We will continue our discussions with key stakeholders on a range of initiatives to mitigate the impact of energy rate escalation.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2014:

	2014
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
TMO	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	–	–	1.5	–	0.5	–	2.0
Crofton
TMO	–	–	–	–	–	–	–	–	–	–
Pulp	–	–	10,400	6.9	–	–	1,600	1.0	12,000	7.9
Boilers	–	–	–	–	–	–	–	3.9	–	3.9
Powell
TMO	–	–	–	–	9,800	2.3	–	–	9,800	2.3
Capital	–	–	–	–	–	–	–	–	–	–
Boilers	–	–	–	–	–	2.8	–	–	–	2.8
Total	–	–	10,400	6.9	9,800	6.6	1,600	5.4	21,800	18.9

If the acquisition Transaction of the paper mills in Maine and Wisconsin is completed, the addition of these mills is expected to increase Catalyst’s production capacity by approximately 65 percent or 995,000 tonnes per year. The Biron Wisconsin mill has 355,000 tonnes capacity for lightweight coated and ultra-lightweight coated paper. The Rumford Maine mill has 510,000 tonnes paper capacity for coated specialty, coated freesheet and coated groundwood paper, and 130,000 tonnes Kraft market pulp capacity to produce both hardwood and softwood pulp. Efficiencies are expected to be gained as overhead costs will be distributed over a larger production base. Access to new markets and business opportunities is anticipated.

The Crofton No. 1 machine will continue to be indefinitely curtailed in 2014.

Capital spending is expected to be approximately $20 million in 2014.

Liquidity, Debt Maturities and Covenants

We do not currently anticipate any significant uses of cash in Q4 other than for our operations, working capital fluctuations, pension funding contributions and interest payments

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13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 55 of our 2013 Annual Report. Based on an evaluation of the design and operation of the company’s disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2013.

We did not make any significant changes in internal controls over financial reporting during the most recent three and nine month period ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	28

CONSOLIDATED BALANCE SHEETs

	September 30,	December 31,
(Unaudited and in millions of Canadian dollars)	2014	2013

Assets
Current assets
Cash and cash equivalents	$9.1	$12.1
Accounts receivable (note 5)	112.5	116.5
Inventories (note 6)	154.1	140.2
Prepaids and other (note 7)	9.6	4.5
Assets held for sale (note 4)	1.5	5.7
	286.8	279.0
Property, plant and equipment (note 8)	395.5	412.2
Other assets (note 9)	7.3	8.9
	$689.6	$700.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	$133.5	$119.7
Current portion of long-term debt (note 11)	3.0	2.0
	136.5	121.7
Long-term debt (note 11)	308.2	301.8
Employee future benefits (note 12)	248.2	254.9
Other long-term obligations (note 13)	16.6	8.8
	709.5	687.2
Equity
Shareholders’ equity (deficiency)
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2013 – 14,527,571 shares)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(195.4)	(162.8)
Accumulated other comprehensive income	30.6	30.8
	(19.9)	12.9
	$689.6	$700.1

Gain contingencies (note 18)

Subsequent events (note 19)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

CATALYST PAPER 2014 THIRD QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	29

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2014	2013	2014	2013
Sales	$272.0	$268.8	$829.4	$779.3
Operating expenses
Cost of sales, excluding depreciation and amortization	257.2	244.2	765.8	726.6
Depreciation and amortization	11.2	11.5	33.1	35.3
Selling, general and administrative	6.8	8.2	22.8	25.6
Restructuring	–	–	–	0.1
	275.2	263.9	821.7	787.6
Operating earnings (loss)	(3.2)	4.9	7.7	(8.3)
Interest expense, net	(8.9)	(8.5)	(26.5)	(28.3)
Foreign exchange gain (loss) on long-term debt	(12.6)	6.1	(14.9)	(9.4)
Other income, net (note 14)	2.3	2.8	1.2	11.9
Earnings (loss) before reorganization items and income taxes	(22.4)	5.3	(32.5)	(34.1)
Reorganization items, net	–	–	–	(1.2)
Earnings (loss) before income taxes	(22.4)	5.3	(32.5)	(35.3)
Income tax expense (note 15)	0.1	0.1	0.1	0.1
Earnings (loss) from continuing operations	(22.5)	5.2	(32.6)	(35.4)
Earnings from discontinued operations, net of tax (note 4)	–	–	–	3.1
Net earnings (loss)	(22.5)	5.2	(32.6)	(32.3)
Net earnings attributable to non-controlling interest	–	–	–	(0.3)
Net earnings (loss) attributable to the company	$(22.5)	$5.2	$(32.6)	$(32.6)
Basic and diluted net earnings (loss) per share from continuing operations attributable to the company’s common shareholders (in dollars)	$(1.55)	$0.36	$(2.25)	$(2.46)
Basic and diluted net earnings per share from discontinued operations attributable to the company’s common shareholders (in dollars)	–	–	–	0.21
Weighted average number of company common shares outstanding (in millions)	14.5	14.5	14.5	14.5

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	30

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars)	2014	2013	2014	2013
Net earnings (loss)	$(22.5)	$5.2	$(32.6)	$(32.3)
Other comprehensive earnings (loss), net of tax:
Reclassification of amortization of employee future benefits
Gross amount	(0.1)	12.5	(0.2)	12.5
Tax (expense) recovery	–	–	–	–
Net amount	(0.1)	12.5	(0.2)	12.5
Other comprehensive earnings (loss) from continuing operations, net of tax	(0.1)	12.5	(0.2)	12.5
Total comprehensive earnings (loss)	(22.6)	17.7	(32.8)	(19.8)
Comprehensive income attributable to non-controlling interest:
Net income	–	–	–	(0.3)
Comprehensive earnings (loss) attributable to the company	$(22.6)	$17.7	$(32.8)	$(20.1)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	31

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

	Equity (deficiency) attributable to the company
	Common stock
(Unaudited and in millions of Canadian dollars)	Number of shares	$	Deficit	Accumulated other comprehensive income	Non- controlling interest	Total
Balance as at December 31, 2012	14,527,571	$144.9	$(35.2)	$6.6	$6.3	$122.6
Net loss	–	–	(127.6)	–	0.3	(127.3)
De-recognition of non-controlling interest	–	–	–	–	(6.6)	(6.6)
Other comprehensive income, net of tax	–	–	–	24.2	–	24.2
Balance as at December 31, 2013	14,527,571	$144.9	$(162.8)	$30.8	$–	$12.9
Net loss	–	–	(32.6)	–	–	(32.6)
Other comprehensive loss, net of tax	–	–	–	(0.2)	–	(0.2)
Balance as at September 30, 2014	14,527,571	$144.9	$(195.4)	$30.6	$–	$(19.9)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	32

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars)	2014	2013	2014	2013
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(22.5)	$5.2	$(32.6)	$(32.3)
Items not requiring (providing) cash
Depreciation and amortization	11.2	11.5	33.1	35.3
Foreign exchange loss (gain) on long-term debt	12.6	(6.1)	14.9	9.4
Employee future benefits, expense under cash contributions	(1.7)	(2.3)	(6.9)	(6.2)
Settlement gain on special pension portability election	–	(2.6)	–	(2.6)
Gain on disposal of property, plant and equipment	(0.1)	–	–	(0.7)
Gain on disposal of non-core assets [1]	(2.1)	–	(2.4)	(11.5)
Loss on settlement of Snowflake union pension liability	1.2	–	1.2	–
Decrease in other long-term obligations	(1.3)	–	(0.8)	–
Loss on settlement of long term debt	–	–	0.9	2.2
Other	0.2	0.4	0.8	1.8
Changes in non-cash working capital
Accounts receivable	0.4	(6.3)	5.1	(6.1)
Inventories	(8.2)	(3.1)	(13.9)	(10.0)
Prepaids and other	(4.4)	(3.8)	(5.1)	(1.3)
Accounts payable and accrued liabilities	5.9	(5.9)	23.7	10.8
Cash flows provided (used) by operating activities	(8.8)	(13.0)	18.0	(11.2)
Investing
Additions to property, plant and equipment	(5.7)	(5.3)	(13.5)	(19.7)
Proceeds from sale of property, plant and equipment	0.2	–	0.2	0.8
Proceeds from sale of non-core assets [1]	4.0	5.0	4.4	51.1
Decrease in restricted cash	–	0.2	–	3.1
Decrease (increase) in other assets	(0.4)	(0.6)	(1.2)	0.1
Cash flows provided (used) by investing activities	(1.9)	(0.7)	(10.1)	35.4
Financing
Increase (decrease) in revolving loan	12.2	11.8	9.4	(12.2)
Proceeds from (repayment of) secured term loan	(0.5)	–	19.0	–
Redemption of Floating Rate Notes	–	–	(21.8)	–
Purchase of senior secured notes	–	–	(14.5)	–
Purchase of Floating Rate Notes	–	–	–	(15.8)
Deferred financing costs (note 11)	–	–	(1.1)	–
Decrease in other long-term debt	(0.1)	(0.3)	(1.9)	(0.9)
Cash flows provided (used) by financing activities	11.6	11.5	(10.9)	(28.9)
Cash and cash equivalents, increase (decrease) in the period	0.9	(2.2)	(3.0)	(4.7)
Cash and cash equivalents, beginning of the period	8.2	16.0	12.1	18.5 [2]
Cash and cash equivalents, end of the period	$9.1	$13.8	$9.1	$13.8
Supplemental disclosures:
Income taxes paid	$–	$0.1	$–	$0.1
Net interest paid	8.6	8.0	25.5	26.8

1 Non-core assets disposed of during the nine months ended September 30, 2014 include Poplars land, the company’s interest in PRSC Land Developments and the settlement of the mortgage receivable from PRSC Limited Partnership. Non-core assets disposed of during the nine months ended September 30, 2013 included the Elk Falls site, the Snowflake mill, the company’s interest in Powell River Energy Inc. and the Port Alberni wastewater treatment facility.

2 Cash and cash equivalents on December 31, 2012 included $1.9 million recognized in assets held for sale.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	33

CONSOLIDATED BUSINESS SEGMENTS

(Unaudited and in millions of Canadian dollars)

Three months ended September 30, 2014	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$145.5	$55.6	$70.9	$–	$272.0
Inter-segment sales	–	–	5.7	(5.7)	–
Depreciation and amortization	8.8	1.8	0.6	–	11.2
Operating earnings (loss)	(16.2)	0.1	12.9	–	(3.2)
Additions to property, plant and equipment	4.3	0.5	0.9	–	5.7

Three months ended September 30, 2013	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$164.6	$44.3	$59.9	$–	$268.8
Inter-segment sales	–	–	6.6	(6.6)	–
Depreciation and amortization	9.9	1.1	0.5	–	11.5
Operating earnings (loss)	(3.4)	1.4	6.9	–	4.9
Additions to property, plant and equipment	3.9	0.6	0.8	–	5.3

Nine months ended September 30, 2014	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$457.2	$173.4	$198.8	$–	$829.4
Inter-segment sales	–	–	21.6	(21.6)	–
Depreciation and amortization	26.4	4.9	1.8	–	33.1
Operating earnings (loss)	(27.1)	4.9	29.9	–	7.7
Additions to property, plant and equipment	8.6	1.5	3.4	–	13.5

Nine months ended September 30, 2013	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$475.3	$140.3	$163.7	$–	$779.3
Inter-segment sales	–	–	18.3	(18.3)	–
Depreciation and amortization	30.4	3.7	1.2	–	35.3
Operating earnings (loss)	(17.0)	4.0	4.7	–	(8.3)
Additions to property, plant and equipment	12.7	1.6	5.4	–	19.7

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	34

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

CATALYST PAPER 2014 THIRD QUARTER REPORT │ CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS	35

1.            Basis of Presentation

The consolidated financial statements include the accounts of Catalyst Paper Corporation and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships (collectively, the company). All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), on a basis consistent with those followed in the December 31, 2013 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2013 audited consolidated financial statements and the notes thereto. In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included. The results for the periods included herein may not be indicative of the results for the entire year.

2.            Segmented Information

The company is a significant specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments:

Specialty printing papers	–	Manufacture and sale of mechanical specialty printing papers

Newsprint	–	Manufacture and sale of newsprint

Pulp	–	Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK) pulp

The company owns and operates three manufacturing facilities in the province of British Columbia (B.C.), Canada.

The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are Asia and Australasia.

3.            Significant Accounting Policies

Recently implemented accounting changes

There were no new pronouncements issued by the Financial Accounting Standards Board (FASB) that impacted our consolidated financial statements in Q3 2014.

Changes in future accounting standards

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

CATALYST PAPER 2014 THIRD QUARTER REPORT │ UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	36

4.            ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Other assets held for sale

On August 29, 2014, the company completed the sale of its interest in PRSC Limited Partnership and PRSC Land Development Ltd., including the repayment of the mortgage receivable, for proceeds of $3.0 million. The company recognized a gain of $2.1 million in other income including a $2.7M deferred gain that was previously recorded in other long-term obligations.

The company continues to actively market the remaining poplar plantation land. These assets were reported as held for sale in the consolidated balance sheet as of September 30, 2014.

A summary of major classes of assets classified as held for sale is as follows:

	September 30, 2014	December 31, 2013
Property, plant and equipment	$1.5	$2.9
Other assets	–	2.8
Assets held for sale	$1.5	$5.7

Closure and Sale of Snowflake Mill

On January 30, 2013 the company completed the U.S. Court approved sale of the assets of the Snowflake facility and the shares of Apache Railway to an acquisition vehicle organized by Hackman Capital and its affiliates for US$13.5 million and other non-monetary consideration. The results of the Snowflake mill up to the date of sale, including impairment and closure costs and the net gain on sale, were reported in the consolidated statements of earnings (loss) as a discontinued operation.

5.            ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	September 30, 2014	December 31, 2013
Trade receivables	$103.9	$106.4
Less: allowance for doubtful accounts	(2.0)	(1.8)
	101.9	104.6
Sales taxes receivable	5.3	5.0
Other receivables	5.3	6.9
	$112.5	$116.5

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

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6.            Inventories

The components of inventories were as follows:

	September 30, 2014	December 31, 2013
Finished goods
Specialty printing papers	$37.0	$29.7
Newsprint	16.8	10.6
Pulp	1.9	1.3
Total finished goods	55.7	41.6
Work-in-progress	0.8	1.0
Raw materials – wood chips, pulp logs and other	20.2	23.3
Operating and maintenance supplies and spare parts	77.4	74.3
	$154.1	$140.2

At September 30, 2014, the company had applied write-downs of $0.5 million to finished goods inventory (December 31, 2013 – $nil) and $0.2 million to raw materials inventory (December 31, 2013 – $nil).

Inventories are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

7.            Prepaids and other

The components of prepaids and other were as follows:

	September 30, 2014	December 31, 2013
Property taxes, insurance and licenses	$7.5	$3.5
Other	2.1	1.0
	$9.6	$4.5

Prepaids and other assets are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

8.            PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	September 30, 2014	December 31, 2013
Cost	$514.6	$498.7
Accumulated depreciation, amortization and impairment	119.1	86.5
Net book value	$395.5	$412.2

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

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9.            Other assets

The components of other assets were as follows:

	September 30, 2014	December 31, 2013
Deferred financing costs	$3.4	$4.9
Deferred charges and other	3.8	3.9
Accrued benefit asset – pension plan (note 12)	0.1	0.1
	$7.3	$8.9

Other assets are pledged as collateral against the long-term debt of the company. See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

10.          Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities are as follows:

	September 30, 2014	December 31, 2013
Trade payables	$69.3	$59.5
Accrued payroll and related liabilities	24.5	34.5
Accrued interest	12.3	5.4
Accrued benefit obligation – pension plan (note 12)	8.2	8.2
Accrued benefit obligation – other employee future benefit plans (note 12)	6.1	6.1
Payables related to capital projects	3.5	1.8
Other	9.6	4.2
	$133.5	$119.7

The company entered into a settlement agreement with the PACE Industry Union-Management Pension Fund (PIUMPF), and accordingly, $9.9 million has been reclassified from accrued payroll and related liabilities to other long-term obligations at September 30, 2014. See Note 13, Other long-term obligations, for detailed disclosure of the agreement.

11.          Long-term debt

	September 30, 2014	December 31, 2013
Term loan, due July 2017	$19.0	$–
Senior secured notes, 11.0% due October 2017 (US$235.5 million; December 31, 2013 – US$250.0 million)	263.9	265.9
Floating rate senior secured notes, due September 2016 (December 31, 2013 – US$19.4 million )	–	20.2
	282.9	286.1
Revolving asset based loan facility of up to $175.0 million due July 2017	20.0	10.6
Capital lease obligations	8.3	7.1
Total debt	311.2	303.8
Less: current portion	(3.0)	(2.0)
Total long-term debt	$308.2	$301.8

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In September 2014, the company entered into five capital leases on equipment. The company recognized a capital lease obligation of $3.1 million as at September 30, 2014 with respect to these leases.

On June 27, 2014, the company allowed the lease on three barges to terminate and exercised the option to purchase the assets. The company recorded a loss of $0.1 million in other income on the settlement of the capital lease obligation and reduced future capital lease payments by $1.3 million.

On March 27, 2014, the company purchased US$9.5 million of its PIK Toggle Senior Secured Notes due 2017 (2017 Notes) for cash consideration of $10.0 million that included $0.5 million of interest expense and recorded a gain of $0.9 million on the settlement of this debt. On April 1, 2014, the company purchased US$5.0 million of its 2017 Notes for cash consideration of $5.2 million that included $0.3 million of interest expense and recorded a gain of $0.5 million on the settlement of the debt.

On March 20, 2014, the company secured a $20.0 million term loan (Term Loan) that matures on July 31, 2017. The Term Loan bears interest, payable monthly at the Canadian Prime Rate plus 3%. The Term Loan provides for principal repayments of $0.5 million each quarter and can be prepaid in whole or in part at any time without premium. The Term Loan was provided by the same lenders who participate in our asset based loan facility (ABL Facility) and is secured by a senior charge on the assets of the company and its subsidiaries that secures the 2017 Notes. On April 19, 2014, the company used the proceeds from the Term Loan to redeem the remaining US$19.4 million Floating Rate Notes due 2016 for cash consideration of $22.4 million, including $0.6 million in interest expense. A loss of $2.4 million arising from the settlement transaction was recognized in other income. The completion of the Term Loan and redemption of the Floating Rate Notes resulted in a net reduction to secured debt of approximately US$1.4 million.

The indentures governing the company’s Term Loan and 2017 Notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.

The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes. The Term Loan is also secured by a second charge over the company’s current assets. Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral. The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is at or below 1.0:1.0 for the Term Loan. The company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 1.6:1.0 at September 30, 2014 (December 31, 2013 – 1.0:1.0).

The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was negative $64.8 million as at September 30, 2014 (December 31, 2013 – negative $45.8 million).

The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at September 30, 2014, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.0 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.3 million, a reserve for credit insurance deductibles of $2.0 million, a reserve of $1.6 million for employee source deductions, a reserve for negative mark-to-market for foreign currency exposure of $0.4 million and a reserve for workers compensation of $0.3 million. On September 30, 2014 the company had $101.3 million available under the ABL Facility after deducting outstanding drawings of $20.0 million and outstanding letters of credit of $18.6 million, before potential application of the springing fixed charge coverage ratio.

The company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes on September 30, 2014.

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The company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the company’s debt:

	September 30, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt	$311.2	$266.7	$303.8	$212.5

The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices of identical debt instruments (level 1 fair value measurement). The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurement). In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

12.          EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees. A description of changes to pension and other benefit plans can be found on pages 87 to 96 of the company’s 2013 Annual Report.

For the three and nine months ended September 30, 2014, the company incurred total post-retirement benefit costs of $5.2 million and $16.2 million, respectively (three and nine months ended September 30, 2013 – $5.1 million and $15.4 million).

For the three and nine months ended September 30, 2014, the company contributed $7.0 million and $23.3 million, respectively (three and nine months ended September 30, 2013 - $7.4 million and $21.8 million) for employee future benefits which included cash contributed to the company’s funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.

Components of net periodic benefit cost recognized in the period were as follows:

	Three months ended September 30,		Nine months ended September 30,
Pension benefit plans	2014	2013	2014	2013
Defined benefit plan
Service cost for the period	$0.2	$0.3	$0.8	$0.8
Interest cost	3.4	3.2	10.2	10.7
Expected return on assets	(3.1)	(3.0)	(9.3)	(10.3)
Amortization of unrecognized items:
Actuarial losses	(0.1)	–	(0.3)	–
	0.4	0.5	1.4	1.2
Defined contribution plan
Service cost for the period	0.6	0.6	1.8	1.9
Multi-employer industry-wide pension plan service cost for the period	2.1	2.1	6.7	6.6
Net periodic benefit cost for pension benefit plans	$3.1	$3.2	$9.9	$9.7

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	Three months ended September 30,		Nine months ended September 30,
Other post-retirement benefit plans	2014	2013	2014	2013
Service cost for the period	$0.4	$0.4	$1.2	$1.3
Interest cost	1.7	1.5	5.1	4.4
Net periodic benefit cost for other benefit plans	$2.1	$1.9	$6.3	$5.7

13.          Other long-term obligations

The components of other long-term obligations were as follows:

	September 30, 2014	December 31, 2013
Environmental and remedial	$5.8	$5.7
Snowflake union pension liability	9.9	–
Other	0.9	3.1
	$16.6	$8.8

The company entered into a settlement agreement with the PACE Industry Union-Management Pension Fund (PIUMPF), a multi-employer pension plan which we contributed to on behalf of hourly employees at the Snowflake mill. Catalyst will, in accordance with the settlement agreement, remit three lump sum payments of US$1.0 million each, with the first payment made on July 28, 2014 and the two subsequent payments to be made on or before May 1, 2015 and May 1, 2016, respectively. In addition, we will continue to remit monthly installments of US$0.1 million in accordance with a confirmed payment schedule. In accordance with the terms of the settlement agreement, $9.9 million has been reclassified to other long-term obligations at September 30, 2014 and the company recognized a loss of $1.2 million in other income.

14.          Other INCOME, Net

The components of other income, net were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Gain on disposal of property, plant and equipment	$0.1	$–	$–	$0.7
Gain on disposal of non-core assets	2.1	–	2.4	7.4
Loss on purchase of Floating Rate Notes	–	–	–	(2.3)
Loss on redemption of Floating Rate Notes	–	–	(2.4)	–
Gain (loss) on derivative financial instruments	(1.6)	0.1	(0.8)	0.1
Gain on purchase of senior secured notes	–	–	1.4	–
Foreign exchange gain on working capital balances	2.8	–	1.7	3.0
Loss on settlement of Snowflake union pension liability	(1.2)	–	(1.2)	–
Settlement gain on special pension portability election	–	2.6	–	2.6
Other	0.1	0.1	0.1	0.4
	$2.3	$2.8	$1.2	$11.9

15.          INCOME TAXES

As at September 30, 2014, the company has a valuation allowance on its deferred tax assets of $259.0 million (December 31, 2013 - $245.9 million). The effective rate for the quarter ended September 30, 2014 was nil%. The effective rate is less than the statutory rate primarily due to non-recognition of the tax benefit of the losses for the quarter. A description of the company’s income taxes can be found on pages 97 to 100 of the company’s 2013 Annual Report.

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16.          Fair value measurement

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The following table presents information about the fair value of the company’s derivative financial instruments measured at fair value on a recurring basis:

	September 30, 2014	Fair value hierarchy		Balance sheet classification
Liabilities
Currency contracts	$1.0	2	(1)	Accounts payable and accrued liabilities

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The fair value of the company’s long-term debt and level within the fair value hierarchy is disclosed in note 11.

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

17.          Financial instruments

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk. A summary of the company’s financial risk management objectives can be found on page 104 to 106 of the company’s 2013 Annual Report.

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The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing businesses and paper manufacturing businesses. Aging of receivables were as follows:

	September 30, 2014	December 31, 2013
Trade receivables
Current	$90.0	$96.3
Past due 1-30 days	5.1	7.5
Past due 31-90 days	1.8	1.2
Past due over 90 days	7.0	1.4
	103.9	106.4
Allowance for doubtful accounts	(2.0)	(1.8)
Trade receivables, net	101.9	104.6
Other receivables, including sales tax recoverables	10.6	11.9
Accounts receivable (note 5)	$112.5	$116.5

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	September 30, 2014	December 31, 2013
Balance, beginning of period	$1.8	$2.2
Increase (decrease) in provision	0.2	(0.4)
Balance, end of period	$2.0	$1.8

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at September 30, 2014
0 to 7 months	$90.0	0.9303	$90.0	0.8821

At period-end exchange rates, the net amount the company would incur to settle the above contracts and options is $1.0 million (December 31, 2013 - $nil). At September 30, 2014, purchased US dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.

At September 30, 2014, commodity swap agreements are outstanding to fix the sales price of 2,000 metric tonnes of NBSK pulp within the next four months. These contracts are reported at their fair value which was $nil at September 30, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

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(c)	Cost Risk Management Instruments

	Options
	Sold		Purchased
Term	GJ (millions)	Average rate CDN$/GJ	GJ (millions)	Average rate CDN$/GJ
As at September 30, 2014
0 to 6 months	0.3	$3.55	0.3	$4.85

As at September 30, 2014, commodity options are outstanding to fix the sales price of 302,000 Gigajoules of natural gas within the next six months. These contracts are reported at their fair value which was $nil at September 30, 2014 (December 31, 2013 - $nil), with related gains and losses recognized in other income.

18.	GAIN CONTINGENCIES

Catalyst Paper filed a Notice of Civil Claim of $30.0 million in the Supreme Court of British Columbia against NS Industries Limited and its parent, Norske Skogindustrier ASA of Norway for the partial refund of the purchase price paid by Catalyst Paper, including interest, for companies purchased under an agreement entered into in 1997. It is too early to assess the outcome of this claim.

On January 28, 2014, the Supreme Court of British Columbia ruled in favour of Catalyst Paper in the company’s action against the Province of British Columbia involving a reassessment of the amount of sales tax payable under the Social Services Tax Act on electricity purchased from PREI in 2001 through 2010. The company estimates that it will receive a sales tax refund of $5.8 million including interest. On May 15, 2014, the British Columbia Court of Appeal granted the Province of British Columbia’s application for leave to appeal the Supreme Court of British Columbia’s ruling. The appeal is set to be heard in February 2015.

These contingencies are not reflected in the financial results of the company as of September 30, 2014.

19.	subsequent events

On October 30, 2014, we entered into an asset purchase agreement with NewPage Corporation, NewPage Wisconsin System Inc. and Rumford Paper Company to acquire the Biron paper mill located in Wisconsin and the Rumford pulp and paper mill located in Maine, USA for consideration of US$74.0 million, subject to certain adjustments. The net assets acquired under the purchase include working capital with a net value of US$74.0 million and the assumption of certain liabilities related to the employees and operations of the two mills estimated to be approximately US$12.3 million. The company intends to finance the acquisition through a combination of advances under the ABL Facility, the maximum amount of which is to be increased in connection with this transaction, and a US$25 million offering of additional 2017 Notes to provide additional working capital.

The transaction is still pending regulatory approval and is subject to completion of the previously announced acquisition by Verso Paper Corp. of NewPage Holdings Inc. and other customary closing conditions. If the transaction is completed, the addition of these mills is expected to increase Catalyst’s production capacity by approximately 65 percent or 995,000 tonnes per year. The Biron Wisconsin mill has 355,000 tonnes capacity for lightweight coated and ultra-lightweight coated paper. The Rumford Maine mill has 510,000 tonnes paper capacity for coated specialty, coated freesheet and coated groundwood paper, and 130,000 tonnes Kraft market pulp capacity to produce both hardwood and softwood pulp.

The likelihood of regulatory approval and meeting all closing conditions is uncertain at this time, and therefore, the financial impact that the contemplated transaction will have on the company’s financial condition and future earnings cannot be estimated at this time.

20.	COMPARATIVE FIGURES

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

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